Exhibit 99.1

Silynxcom Receives $935,000 Order from Elite Tactical Unit for Advanced In-Ear Solutions Enhancing Operator Safety in High-Risk Operations

Netanya, Israel, Oct. 08, 2025 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced it has received a $935,000 purchase order for its cutting-edge in-ear tactical headset systems. The deployment will equip field personnel with enhanced communication capabilities, enabling faster response times and reduced risk during complex scenarios.

The selected Silynxcom in-ear systems, including the award-winning Clarus and C4 series, deliver superior hearing protection with active noise cancellation, ensuring operators are safeguarded from hazardous noise levels, while allowing full tactical operation. These lightweight, discreet headsets integrate seamlessly with existing radio infrastructure, providing situational awareness through balanced sound amplification and bone conduction technology, which minimizes exposure to ballistic and environmental threats without compromising mission effectiveness.

“This significant order reflects the trust placed in our solutions by one of the most specialized forces in high-stakes operations,” said Nir Klein, Chief Executive Officer of Silynxcom. “Our in-ear tactical systems are engineered with operator safety at the forefront, combining military-grade durability with innovative features that protect hearing and enhance performance in the field. We are proud to support these critical missions and look forward to delivering even greater advancements in the future.”

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

For additional information about the company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses the benefits and advantages of the Company’s in-ear systems. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contact

Michal Efraty
ir@silynxcom.com